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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              -------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          Education Lending Group, Inc.
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                                (Name of issuer)


                    Common Shares, $.001 par value per share
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                         (Title of class of securities)


                                   28140A 10 9
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                                 (CUSIP number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ]Rule 13d-1(b)

                                |X|Rule 13d-1(c)

                                [ ]Rule 13d-1(d)

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---------------------------                          ---------------------------
CUSIP No.  28140A 10 9               13G               Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Winton Capital Holdings Ltd.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
    Not applicable
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
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                   5   SOLE VOTING POWER
     NUMBER OF                                            1,485,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    6   SHARED VOTING POWER
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING     7   SOLE DISPOSITIVE POWER
    PERSON WITH                                           1,485,000
                   -------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,485,000
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.2%
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12  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Education Lending Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               12760 High Bluff Drive, Suite 210
               San Diego, California 92130

Item 2(a).     Name of Person Filing:

               Winton Capital Holdings Ltd.

Item 2(b).     Address of Principal Business Office:

               802 Grand Pavilion, 1st Floor, West Bay Road
               Seven Mile Beach, Grand Cayman, Cayman Islands

Item 2(c).     Citizenship:

               British Virgin Islands

Item 2(d).     Title of Class of Securities:

               Common Shares, par value $.001 per share


Item 2(e).     CUSIP Number:

               28140A 10 9

Item 3.        Rules 13d-1(b), or 13d-2(b) or (c):

               Not Applicable

Item 4.        Ownership:

               a) Amount beneficially owned: 1,485,000 shares

               b) Percent of class: 13.2%

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               c) Number of shares as to which such person has:

                    (i)         Sole power to vote or to direct the
                                vote: 1,485,000

                    (ii)        Shared power to vote or to direct the
                                vote:

                    (iii) Sole power to dispose or to direct the disposition of: 1,485,000

                    (iv)        Shared power to dispose or to direct
                                the disposition of:

Item 5.        Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not Applicable

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable

Item 9.        Notice of Dissolution of Group:

               Not Applicable

Item 10.       Certification:

               Not Applicable

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 21, 2003

                                                /s/ Marc Belzberg
                                                -----------------
                                                Marc Belzberg, President